UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cipher Mining Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17253J106

(CUSIP Number)

Stijn Ehren

Strawinskylaan 3051

1077ZX Amsterdam, the Netherlands

+31 6 29 94 48 88

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253J106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Bitfury Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,821,560
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,821,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 17253J106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Bitfury Top HoldCo B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,500,095
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,500,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,500,095
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 17253J106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Bitfury Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,500,095
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,500,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,500,095
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 17253J106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS V3 Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 118,814,579
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 118,814,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,814,579
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 17253J106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Valerijs Vavilovs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 118,814,579
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 118,814,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,814,579
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 17253J106	SCHEDULE 13D

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023 and Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024 (the “Original Schedule 13D,” and as amended by Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

General Distribution of Common Stock to Bitfury Group Shareholders

On February 26, 2024, as part of the Bitfury Group’s previously-disclosed plan that is part of its capital allocation priorities and investment strategy, the shareholders and Board of Directors of BGL approved the distribution of 107,304,200 shares of the Issuer’s Common Stock to the shareholders of BGL for no consideration. As part of the distribution, (i) on February 26, 2024, the Bitfury Group will transfer economic title to 107,304,200 shares of the Issuer’s Common Stock held by Bitfury Top HoldCo to BGL in an intercompany distribution for no consideration, and then (ii) beginning on the same date, BGL will distribute the 107,304,200 shares of the Issuer’s common stock to all of BGL’s equityholders in a pro rata distribution for no consideration. As part of the pro rata distribution, V3, which is the majority owner of BGL, will receive 50,314,484 shares of the Issuer’s Common Stock.

The Bitfury Group anticipates that the settlement of the distribution will be completed in the coming weeks.

Contemplated Transfer of Common Stock for the Benefit of Bitfury Group Employees

In addition, following the distribution, the Bitfury Group currently has plans to transfer an approximately 18.5 million additional shares of Common Stock in the coming months to an independent special-purpose entity established for the benefit of certain former and current employees, contractors and advisors of the Bitfury Group who are entitled to restricted stock units granted by BGL The nature and timing of any such transfer is subject to further approvals and the Bitfury Group cannot provide any assurances that the transfer will occur as currently anticipated or at all.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (b) of the Schedule 13D are hereby amended and restated to read as follows:

The following sets forth, as of February 26, 2024, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, after giving effect to the distribution disclosed above in Item 4— General Distribution of Common Stock to Bitfury Group Shareholders, and based on 257,057,496 shares of Common Stock outstanding as of December 8, 2023, based on (i) 254,660,072 shares of Common Stock outstanding as of November 6, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q and (ii) the Issuer’s issuance of 2,397,424 shares of Common Stock on December 8, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	4,821,560	1.9%	0	4,821,560	0	4,821,560
Bitfury Top HoldCo B.V.	68,500,095	26.6%	0	68,500,095	0	68,500,095
Bitfury Group Limited	68,500,095	26.6%	0	68,500,095	0	68,500,095
V3 Holding Limited	118,814,579	46.2%	0	118,814,579	0	118,814,579
Valerijs Vavilovs	118,814,579	46.2%	0	118,814,579	0	118,814,579

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 63,678,535 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

V3 is the direct holder of 50,314,484 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 related to the general distribution is incorporated herein by reference. Except for the distributions disclosed in Item 4, the Reporting Persons have not transacted in the Common Stock since the date of the filing of Amendment No. 3 to the Schedule 13D.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of February 26, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dates: February 26, 2024

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs